WISeKey Reports FY 2025 Preliminary Financial Results

Subsidiary SEALSQ Delivers 66% Year-Over-Year Revenue Growth and Advances Global Quantum-Secure Semiconductor Ecosystem

Geneva, Switzerland, March 5, 2026 – Ad hoc announcement pursuant to Art. 53 LR - WISeKey International Holding Ltd (“WISeKey” or “WISeKey Group”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, blockchain, and IoT company, today reported key operational and financial metrics for the fourth quarter (“Q4”) and full year (“FY”) ended December 31, 2025.

These figures include preliminary results from its subsidiary, SEALSQ Corp (NASDAQ: LAES) ("SEALSQ"), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products. WISeKey holds 52% of the voting rights in SEALSQ, enabling full consolidation of SEALSQ’s revenue, cash, pipeline, and balance sheet into WISeKey Group financial statements.

All figures are preliminary and unaudited. WISeKey expects to publish its audited full-year financial statements on or before April 30, 2026.

Key Financial Highlights

Metric	2025	2024	Change
FY 2025 Revenue	$19M	$12M	+58%
Q4 2025 Revenue	$8M	$4M	+100%
Cash on Hand (Dec 31, 2025)	$425M+	$90M	+370%
Strategic Investments Deployed	$30M+	—	New in 2025
QS7001 / QVault Pipeline	$60M+	~$11M	+426%
Total Commercial Pipeline (Dec 31, 2025)*	$200M+	$115M	+74%

* Reflects potential revenue opportunities with both current and potential new customers from 2026 through 2028, including more than $60 million linked to QS7001 and QVault TPM programs.

FY 2025 revenue growth was driven by increased demand across core secure semiconductor and PKI product lines, five months of IC'ALPS contribution, and early commercial traction in post-quantum semiconductor programs. FY 2025 marked the final phase of transition from legacy platforms toward next-generation post-quantum semiconductor architectures, now entering a phase of commercial acceleration.

Carlos Moreira, Founder & CEO, WISeKey and SEALSQ, noted, “The 58% revenue growth for WISeKey achieved in 2025 and the strong start into 2026 clearly demonstrate the transition of our semiconductor and post-quantum strategy from investment to commercial acceleration. With exceptional liquidity, a rapidly expanding pipeline, and rising global demand for sovereign, quantum-resistant infrastructure, WISeKey and SEALSQ are uniquely positioned to lead the next generation of secure digital ecosystems.”

FY 2026 Outlook & Commercial Momentum

WISeKey has now entered its commercial acceleration phase. Its year end pipeline of over $200 million in potential revenue opportunities from 2026 through 2028, includes more than $60 million linked to QS7001 and QVault TPM programs, reflecting rising global demand for quantum-resistant security and sovereign semiconductor design solutions.

Q1 2026 revenue is expected to exceed $4M, representing over 100% growth versus Q1 2025. WISeKey also confirms that it expects FY 2026 revenue growth of +50% to +100% year-over-year.

Key growth drivers for 2026:

•	Commercial rollout of QS7001 post-quantum secure chips and QVault TPM, with initial revenues expected in late 2026.
•	Full-year consolidation of IC'ALPS revenues.
•	Expansion into the Trusted Platform Module (TPM) market.
•	Launch of custom post-quantum ASIC development programs.
•	Increased global adoption of PQC driven by quantum computing threats and U.S. NSA CNSA 2.0 mandates.
•	Continued growth in PKI subscription services.
•	Initial revenues from Quantix Edge Security and sovereign semiconductor initiatives.

Looking ahead to 2026, the upcoming production launch of our Quantum Shield QS7001™ and QVault™ TPM solutions signals the start of a clear growth phase for WISeKey. Backed by its European Personalization Centers and global leadership in post-quantum cryptography and space connectivity, WISeKey is strategically positioned at the forefront of the digital trust revolution. Its mission remains steadfast: to create a secure, connected, and quantum-resilient future.

SEALSQ continues to reinforce WISeKey's long-term strategy to build a vertically integrated quantum-secure platform across two foundational layers:

•	Foundational Layer — Post-Quantum Silicon: Development of advanced cryptographic IP, secure elements, TPM architectures, and quantum-resistant chiplets (QS7001, QVault™ TPM, QASIC™).
•	Computational Layer — Quantum Ecosystems: Strategic participation in companies building quantum processors (EeroQ ) and quantum-classical interface technologies (ColibriTD), extending trust from silicon identity to secure quantum access.

Together, these initiatives position WISeKey and SEALSQ as key architects of next-generation digital trust infrastructure in the emerging quantum era.

WISeKey Ecosystem: SEALSQ Quantum Fund Portfolio & Ownership

Via its 52% voting control of SEALSQ, WISeKey participates directly in the R&D and commercial development of each Quantum Fund portfolio company. The Quantum Fund, which was established in 2025 and operates under the SEALQUANTUM.com platform, grew from $20M (February 2025) to $35M (July 2025) to over $100M (December 2025), supported by the WISeKey Group’s strong cash position. Each investment is structured as an active R&D and technology co-development partnership, not merely financial capital deployment.

Portfolio Company	WISeKey / SEALSQ Ownership / Role	Investment Deployed	Country & Focus Area	R&D Contribution & Strategic Role
IC'ALPS	100% Acquired (SEALSQ)	~$15M	France ASIC Design

• Consolidated in August 2025.

• Full acquisition added 100+ ASIC engineers.

• Co-developing quantum-ready secure elements & custom silicon optimized for PQC algorithms (CRYSTALS-Kyber).

• Anchors Grenoble Quantum Corridor node.

Quantix Edge Security	Strategic Co-Investor (SEALSQ + WISeKey)	~$12M (+ €20M govt)	Spain Sovereign PQC	• Europe's first sovereign PQC Semiconductor Personalization & Test Centre (OSPT) in Murcia, co-funded by Spain's SETT.ES programme. • Direct R&D on quantum-resistant ASIC industrialization (QASIC™).
WeCan Group	28% Equity Stake (SEALSQ)	~$3.5M	Switzerland Blockchain KYC	• Integrates PQC-secured blockchain digital identity & KYC into financial/enterprise systems. • WeCan's solutions interface with SEALSQ hardware via quantum-resistant cryptographic keys.
EeroQ	Strategic Investor (SEALSQ)	Two rounds (Dec 2025 + Feb 2026)	USA Quantum Hardware

• Pioneering electrons-on-helium (eHe) quantum computer architecture.

• CMOS-compatible fabrication aligns with SEALSQ's chip processes.

• Joint quantum security stack demonstration planned at SEALSQ's Geneva Quantum Centre of Excellence.

• Anchors "Quantum Made in USA" strategy.

ColibriTD	Strategic Partner (SEALSQ)	$100K (Initial stake)	France Quantum Solvers

• Quantum computing solvers for industrial applications.

• 6-month active R&D roadmap with SEALSQ & Xdigit targeting sub-7nm wafer yield improvement from 50% to 80%.

• Directly reduces SEALSQ chip manufacturing costs.

TOTAL QUANTUM FUND		$100M+ capacity	~$30M deployed to date (excl. SEALSQ’s investment in WISeSat.Space)

The Quantum Fund is not a passive financial vehicle. Through each investment, WISeKey via SEALSQ, contributes its secure chip IP, OISTE Root of Trust, FIPS 140-3 certified manufacturing processes, and OSPT center expertise, while receiving access to quantum algorithms, hardware architectures, and application-layer technologies. The combined R&D output flows directly into SEALSQ's next-generation QS7001, QVault TPM and further post-quantum chip roadmap including custom designs of quantum resistant semiconductor architectures.

As digital threats evolve and the quantum era approaches, WISeKey continues to innovate and expand its solutions, ensuring that organizations, governments, and individuals can operate with confidence in a rapidly changing technological landscape. We are confident that our strategic initiatives and technological advancements will drive sustainable growth and reinforce our leadership in the global cybersecurity and digital trust ecosystem.

2026: The Year of Convergence for WISeKey

WISeKey has now entered its ‘Year of Convergence’ by bringing together four foundational pillars: semiconductors, satellites, blockchain, and digital identity, into unified and interoperable ecosystems. This convergence allows WISeKey to offer end-to-end solutions where each component reinforces the other, enabling exponential innovation and resilience. WISeKey is no longer operating separate businesses, but a single interconnected ecosystem.

Operating as a technology holding company and innovation platform, WISeKey is leveraging a proven strategic model exemplified by SEALSQ, which successfully listed on NASDAQ in 2023. WISeKey continues to apply this disciplined approach across its portfolio of subsidiaries, fostering innovation, structured growth, and long-term value creation for shareholders.

Each entity within the WISeKey ecosystem follows a structured pathway from incubation and technological validation to commercialization, scaling, and ultimately potential public listing. This model enables WISeKey to unlock intrinsic value, attract strategic investors, and maximize returns while building a resilient and diversified global technology group spanning cybersecurity, semiconductors, space infrastructure, blockchain, AI, compliance, digital identity, and tokenization.

•	SEALSQ develops post-quantum secure chips such as QS7001™ and QVault™ TPM, designed to generate both hardware revenue and recurring income through Outsourced Semiconductor Personalization and Test (OSPT) centers.
•	WISeSat is expanding satellite constellation. Its 20th satellite was launched in November 2025, and it is planning its 21st launch for the end of March from California with SpaceX. Furthermore, its upcoming merger with a SPAC is expected to be completed in the first half of 2026, aims to accelerate the commercialization of our satellite-based cybersecurity and IoT ecosystem and enabling WISeSat to emerge as a new, independent publicly listed space-tech company on Nasdaq. WISeSat’s satellite constellation is purpose-built to deliver trusted IoT connectivity from space, secured by SEALSQ post-quantum cryptographic chips and anchored in the WISeKey Root of Trust.
•	Simultaneously, SEALCOIN.AI is building the transactional layer that enables autonomous, chip-level machine-to-machine (M2M) transactions within the IoT economy. The introduction of SEALCOIN.AI further strengthens this architecture by securing AI agents and decentralized AI infrastructures with post-quantum cryptography, verifiable execution, and trusted identity. SEALCOIN.AI provides a quantum-resilient transaction and execution layer for autonomous AI systems, confidential inference, and machine-driven economic activity.
•	Complementing this ecosystem, WISeID provides the global PKI infrastructure securing digital identities, devices, and transactions. It supports Matter Protocol certification for smart home devices, GSMA eUICC digital identity services, enterprise authentication, and sovereign digital identity frameworks.
•	WISe.Art continues expanding secure tokenization and digital asset authentication, combining blockchain with hardware root-of-trust technologies to protect NFTs and high-value assets. WeCan strengthens the governance layer of the ecosystem through secure compliance workflows and KYC frameworks, while WISe.Social advances trusted, identity-verified digital communities aligned with WISeKey’s HUMAN-AI-T vision for responsible AI governance.

Several Strategic Initiatives Are Amplifying This Trajectory

•	WISeKey is advancing its “Quantum Made in USA” strategy as U.S. mandates for quantum-resistant cryptography intensify. SEALSQ has made two investments in EeroQ, a U.S. quantum chip company developing electron-on-helium (eHe) architecture. Under the NSA’s CNSA 2.0 policy, all new National Security Systems must be quantum-resistant by Jan. 1, 2027. The OMB’s Memorandum M-23-02 also requires agencies to identify and upgrade quantum-vulnerable systems. NIST finalized its first Post-Quantum Cryptography standards in 2024 - FIPS 203 (ML-KEM), FIPS 204 (ML-DSA), and FIPS 205 (SLH-DSA), laying the groundwork for secure next-gen infrastructure.

•	Through SEALSQ, WISeKey is expanding its Quantum Highway™ initiative across India, U.S. and Europe, strengthening sovereign semiconductor ecosystems and regional PQC infrastructure. These initiatives support governments and enterprises in advancing quantum-secure communications, digital identity systems, and local chip design capabilities, reinforcing WISeKey’s role in building a globally integrated quantum-resilient infrastructure. SEALSQ’s Quantum Shield QS7001™ and QVault™ TPM portfolio targets mission-critical sectors including defense, satellites, IoT, automotive, V2X, and smart cities. With certifications such as FIPS 140-3 and Common Criteria EAL5+, integration of NIST-standardized algorithms including ML-DSA-87 (Dilithium) and ML-KEM-1024 (Kyber), and a customizable RISC-V platform enabling quantum-resistant ASIC development, SEALSQ is positioned as a key enabler of next-generation cybersecurity.
•	The Quantix Edge Security initiative in Spain supports European semiconductor sovereignty.
•	Collaboration with the Swiss Army demonstrates the operational integration of WISeSat, SEALSQ, and SEALCOIN technologies into secure sovereign communication frameworks.
•	In parallel, WISeKey’s HUMAN-AI-T initiative launched with the United Nations positions the Company at the forefront of global AI governance, reinforcing leadership at the intersection of AI, cybersecurity, sovereignty, and trust.

By converging semiconductors, satellites, blockchain, AI, digital identity, and compliance into a single architecture of trust, WISeKey is building not only technology platforms but the infrastructure for a secure and quantum-resilient digital economy, delivering sustainable growth and long-term value for shareholders.

WISeKey monetizes its technology through a layered economic model: secure hardware forms the foundation, followed by identity and personalization services, satellite connectivity enabling global secure communications, and blockchain providing transactional infrastructure, . On top of this, compliance and digital asset platforms deliver governance and marketplace functionality. Together, these layers create multiple revenue streams per deployed device or user, generating compounding recurring income and positioning WISeKey to participate structurally in the emerging quantum-secure digital economy.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Disclaimer
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and Investor Contacts

WISeKey International Holding Ltd Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com